SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------


                                  SCHEDULE 13G
                                (RULE 13d - 102)

                               -------------------


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b) AND (c)
                 AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2
                                (AMENDMENT NO. )1

                          GLOBAL CAPITAL PARTNERS, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37931J 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 30, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                |X| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

-----------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------     -------------------   ----------------------------
CUSIP NO.   37931J 10 4             13G                  PAGE 2  OF  6 PAGES
-------------------------     -------------------   ----------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATIONS NO.(S) OF ABOVE PERSONS (ENTITIES ONLY) Stephen C. Schoffman
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                     (b) |_|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

----------------------------- ---- ---------------------------------------------
                   5    SOLE VOTING POWER
                        372,679
   NUMBER OF       -------------------------------------------------------------
     SHARES        6    SHARED VOTING POWER
  BENEFICIALLY          0
    OWNED BY       -------------------------------------------------------------
      EACH         7    SOLE DISPOSITIVE POWER
   REPORTING            372,679
  PERSON WITH      -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        0
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           372,679
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                               |_|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.71%

---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER

                  Global Capital Partners, Inc. (the "Issuer").

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  6000 Fairview Road, Suite 1410, Charlotte, North Carolina
                  28210.

ITEM 2(A).        NAMES OF PERSON(S) FILING

                  This statement is filed by Stephen C. Schoffman
                  ("Mr. Schoffman").

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The principal business office of Mr. Schoffman is 575 Underhill Boulevard, Syosset, New York 11791.

ITEM 2(C).        CITIZENSHIP

                  Mr. Schoffman is a citizen of the United States.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES

                  This statement relates to shares of common stock, par value $0.05 per share (the "Common Stock"), of the Issuer.

ITEM 2(E).        CUSIP NUMBER

                  The Common Stock's CUSIP Number is 37931J 10 4.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

         (a)    | |   Broker or dealer registered under Section 15 of the
                      Exchange Act;
         (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;
         (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;
         (d)    |_|   Investment company registered under Section 8 of the
                      Investment Company Act;
         (e)    |_|   An investment adviser in accordance with Rule 13d-1(b)(1
                      (ii)(E);
         (f)    |_|   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(ii)(F);
         (g)    |_|   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(ii)(G);
         (h)    |_|   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
         (i)    |_|   A church plan that is excluded from the definition of
                      an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP

(A)      AMOUNT BENEFICIALLY OWNED

                  Mr. Schoffman owns 372,679 shares of the Common Stock.

(B)      PERCENT OF CLASS

                  Mr. Schoffman owns 5.71 percent of the issued and outstanding Common Stock.

(C) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES

         (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  Mr. Schoffman has the sole power to vote or direct his the vote of his shares of Common Stock.

         (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                  Not applicable.

         (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  Mr. Schoffman has sole power to dispose or to direct the disposition of his shares of Common Stock.

         (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  Not applicable.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATIONS

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000           By:/s/ Stephen C. Schoffman
                                       ---------------------------------------
                                           Stephen C. Schoffman